Federated Equity Funds

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November  , 2009

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED EQUITY FUNDS (“Registrant”)
Federated Clover Mid Value Fund (“FCMVF”)
Federated Clover Small Value Fund (“FCSVF”)
Federated Clover Value Fund (“FCVF”)
Federated Prudent Bear Fund (“FPBF”)
(Collectively, the “Funds”)
1933 Act File No.                                           33-43472
1940 Act File No.                                           811-6447

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 102 submitted via EDGAR on September 30, 2009.  Under separate cover, we will fax to you a blacklined copy of the revisions noted below.

Summary Section Disclosure Comments – The Funds

1.
Investment Objective:  In accordance with your comment, Federated will delete from the Item 3 disclosure the following sentence: "While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

2.	Additional Heading: In accordance with your comment, Federated will delete the following heading: "Additional Summary Information".

3.	Purchase and Sale of Fund Shares: In accordance with your comment, Federated will delete from the Item 6 disclosure the following two sentences:

"You buy and redeem shares at the Fund's next-determined net asset value (NAV) after the Fund receives your request in good order."

"Financial intermediaries may impose higher or lower minimum investment requirements than those imposed by the Fund and may also charge fees for their Share transaction services."

Summary Section Fee Table Comments – The Funds

1.
Introductory Paragraph:  In accordance with your comment, Federated will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

2.
"Annual Fund Operating Expenses" Heading:  In accordance with your comment, Federated will delete the following parenthetical after the “Annual Fund Operating Expenses” heading:  “Before Anticipated Waivers …)"

6.
Footnotes:  In accordance with your comment, Federated will limit the information disclosed to the requirements of Instruction 3(e) of Item 3 of Form N-1A.  Specifically, Federated will delete footnote disclosure about past voluntary waivers, and disclose the period for which a waiver will continue, including the termination date and who can terminate the arrangement and under which circumstances.

7.
Example:  In accordance with your comment, under the heading “Example,” Federated will delete the phrase “before the anticipated waivers … ” in the second paragraph, in the sentence beginning "The Example also assumes . . .."

Summary Section Bar Chart and Total Return Table Comments – The Funds

8.	Main Intro Paragraph: In accordance with your comments:

•	Pursuant to Item 4(b)(2)(i) of Form N-1A, Federated will modify the sentence beginning “The Fund’s performance will fluctuate …” to remove the word “guarantee” so that it reads as follows:

“The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

9.
Average Annual Total Return Intro Paragraph:  In accordance with your comment, under the heading “Average Annual Total Return Table,” Federated will limit the disclosure by modifying this paragraph to remove non-required disclosure, but Federated will retain the following sentence:  “Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.”  In accordance with your comment, Federated also will move required disclosure from footnote 4 to the Average Annual Total Return Table and place it into the paragraph under the heading “Average Annual Total Return Table.”  As revised, this paragraph will read as follows in the Class A Share prospectus:

“In addition to Return Before Taxes, Return After Taxes is shown for the Fund’s Class A Shares to illustrate the effect of federal taxes of Fund returns.  Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.  After-tax returns are calculated using a standard set of assumptions.  The stated returns assume the highest historical federal income and capital gains tax rates.  These after-tax returns do not reflect the effect of any applicable state and local taxes.  After tax returns are not relevant to investors holding Shares through tax-deferred programs, such as IRA or 401(k) plans.”

10.	Average Annual Total Return Table: In accordance with your comment, Federated will revise the Average Annual Return Table and shorten or limit the footnote disclosure. Specifically, Federated will:
•	Write out the names of the index and the average, rather than use acronyms.
•	Next to the index name, add the following parenthetical: “(reflects no deduction for fees, expenses or taxes)”.
•	Eliminate footnotes 2 and 3 and include any information formerly in footnote 3 that was not already disclosed (i.e., start of performance date) in a parenthetical in the table.
•
Eliminate footnote 4 and place the required disclosure in the text under the heading “Average Annual Total Return Table,” delete the two sentences beginning “Return After Taxes on Distributions . . . “ and ending “. . . as well as the effects of taxes on Fund distributions” and retain in the introductory paragraph the text that reads:  “actual after-tax returns depend on an investor’s tax situation and may differ from those shown,” and “after-tax returns shown are not relevant to investors holding Shares through tax-deferred programs, such as 401(k) plans or individual retirement accounts.”

•	Eliminate footnotes 5 and 6.

Fund Specific Comments – The Funds

11.
Who Manages the Fund?  In response to your comment, Federated will add the following sentence as the final sentence in the paragraph that describes the collective experience of the Fund's Adviser and other advisory subsidiaries of Federated:

“The Adviser advises approximately 43 equity mutual funds as well as a variety of customized separately managed accounts, which totaled approximately $6.4 billion in assets as of December 31, 2008.”

12. We will include the statement required by Item 10(a)(1)(iii) of Form N-1A that the basis for the board of directors approval of any investment advisory contract of the Funds are available in their annual or semi-annual reports.

FEDERATED CLOVER MID VALUE FUND

Summary Section Fee Table Comments

Footnotes: In accordance with your comment, the Fund does not include
Acquired Fund Fees and Expenses in the fee table, even though the fund invests in securities of other investment companies and exchange-traded funds. This is because …

Summary Section Bar Chart and Total Return Table Comments

1. Main Intro Paragraph: In accordance with your comments:

•	Federated will update this disclosure to reflect post-commencement of operations and remove duplicate text.
•	Federated will delete the note beginning “The Fund’s Institutional Shares are sold without a sales charge …”

2.  Average Annual Total Return Table:  In accordance with your comments, Federated will
•	Eliminate footnotes 2 and 3 and include any information formerly in footnote 3 that was not already disclosed (i.e., start of performance date) in a parenthetical in the table.
•	Eliminate footnotes 5 and 6.

Fund Specific Comments

Federated will move the sentence beginning “The Fund’s SAI provides additional information about the portfolio managers’ compensation … “ to follow the biography for John Garnish.

FEDERATED CLOVER SMALL VALUE FUND

Summary Section Bar Chart and Total Return Table Comments

1. Main Intro Paragraph: In accordance with your comment, Federated will update to reflect post-commencement of operations and significantly reduce the disclosure about the predecessor fund.

2.  Average Annual Total Return Table:  In accordance with your comments, Federated will eliminate footnote 4.

FEDERATED CLOVER VALUE FUND
Summary Section Fee Table Comments

Footnotes:  In accordance with your comment, Federated will eliminate footnote 5 concerning the Class B Shares conversion to Class A Shares.

Summary Section Bar Chart and Total Return Table Comments

1. Main Intro Paragraph: In accordance with your comments, Federated will condense the successor disclosure.

2.  Average Annual Total Return Table:  In accordance with your comments, Federated will place footnote disclosure about Class K Shares in the introductory paragraph.

FEDERATED PRUDENT BEAR FUND

Summary Section Fee Table Comments

Footnotes:  In accordance with your comment, Federated will move the footnote 3 disclosure about short sales to the description of Short Sales under “Principal Securities.”

Summary Section Bar Chart and Total Return Table Comments

Main Intro Paragraph:  In accordance with your comments, Federated will condense the successor disclosure.

Fund Specific Comments

In accordance with your comment, under “Short Sales” in the section “Principal Securities in Which the Fund Invests,” Federated will account for interest payments on dividends on securities sold short to clarify that there may not be a profit, consistent with the disclosure under “Short Selling Risk.”

If you have any questions, please do not hesitate to contact me at (412) 288-1472.

Very truly yours,

/s/ Todd P. Zerega
Todd P. Zerega, Esquire
Assistant Secretary